

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the PSP Family of Funds and to the use of our report dated March 31, 2015 on the financial statements and financial highlights of PSP Multi-Manager Fund, a series of shares of beneficial interest of the PSP Family of Funds. Such financial statements and financial highlights appear in the April 2, 2015 Annual Report to Shareholders which is incorporated by reference into the Statement of Additional Information.

Spicer Jeffries LLP

Spicer Jeffries LLP
Greenwood Village, Colorado
May 1, 2015